

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 13, 2016

David S. McKenney
Chief Financial Officer
Energy 11 GP, LLC
814 East Main Street
Richmond, VA 23219

> **Re:** **Energy 11, L.P.**
> **Post-Effective Amendment to Form S-1**
> **Filed April 4, 2016**
> **File No. 333-197476**

Dear Mr. McKenney:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.    You disclose that one of your primary investment objectives is to "acquire producing and non-producing oil and gas properties with development potential" and that you "substantially rely on the Manager to identify investment opportunities" under the Management Agreement. However, we note you filed an Item 1.01 Form 8-K on April 7, 2016 to report the termination of the Management Agreement. Please revise your post-effective amendment to disclose the termination of the Management Agreement or tell us why you believe you are not required to do so. If you are eligible and elect to incorporate by reference per Item 12 of Form S-1, please specifically incorporate by reference all documents required to be incorporated by Item 12. Note also the requirements of Item 12(b) of Form S-1 if you incorporate by reference. In addition, please disclose how you intend to identify oil and gas properties without the Manager and discuss risks related thereto. In that regard, we note the disclosure on page 7 that "[y]our chief executive

officer and chief financial officer have no prior experience in the oil and gas industry." Tell us what consideration you have given to providing a risk factor addressing management's lack of experience in the oil and industry.

Finally, it appears that the purpose of this post-effective amendment was to update the information in accordance with Section 10(a)(3) of the Securities Act. It also appears that the termination of the Management Agreement may constitute a material change in the offering. Given this, it does not appear appropriate to update the prospectus via a supplement. Rather, the prospectus should be revised to update the required information and remove those disclosures which no longer apply, such as the discussion of the Management Agreement and other references to the Manager. Please revise or explain to us why you believe the current presentation is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karina Dorin, Attorney-Advisor at (202) 551-3763 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources